UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NATIONAL WESTERN LIFE GROUP INC.
(Name of Issuer)

Class A Common Stock ($0.01 par value)
(Title of Class of Securities)

638517102
(CUSIP Number)

Frances A. Moody-Dahlberg
c/o The Moody Endowment
2302 Postoffice Street, Suite 704
Galveston, Texas 77550
(409) 763-5333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638517102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moody FAMD Interests Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 289,474
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 289,474

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,474
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.42%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 638517102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moody FAMD Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 289,474
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 289,474

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,474
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.42%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 638517102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frances A. Moody-Dahlberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,850
	8.	SHARED VOTING POWER 289,474
	9.	SOLE DISPOSITIVE POWER 1,850
	10.	SHARED DISPOSITIVE POWER 289,474

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 638517102

Explanatory Note:

On March 30, 2020, Moody National Bank, for and on behalf of The Robert L Moody Revocable Trust as its trustee, transferred 289,474 shares of Issuer’s Class A Common Stock owned by such revocable trust to Moody FAMD Interests, Ltd. (the “FAMD Partnership”).  Moody FAMD Management Company LLC is the sole general partner of the FAMD Partnership and, as such, has voting and dispositive power with respect to the Class A shares of Issuer owned by FAMD Partnership.  Frances A. Moody-Dahlberg is the Manager of Moody FAMD Management Company LLC.

In addition, Frances A. Moody-Dahlberg directly owns 1,850 shares of the Issuer’s Class A Common Stock.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock of National Western Life Group, Inc. (“Issuer”). The address of Issuer’s principal executive offices is 10801 N. Mopac Expy Bldg 3, Austin, Texas 78759.

Item 2.  Identity and Background.

(a)Moody FAMD Interests Ltd. (Texas limited partnership)

Moody FAMD Management Company LLC (Texas limited liability company)

Frances A. Moody-Dahlberg

(b)The address of the principal business office of Frances A. Moody-Dahlberg, Moody FAMD Interests Ltd. and Moody FAMD Management Company LLC is:

2302 Postoffice Street, Suite 704

Galveston, Texas 77550

(c)Moody FAMD Interests Ltd. and Moody FAMD Management Company LLC are engaged in investments.

Frances A. Moody-Dahlberg is engaged in investments and is a Director of the Issuer.

(d)None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Frances A. Moody-Dahlberg is a citizen of the U.S.A.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 30, 2020, Moody National Bank, for and on behalf of The Robert L. Moody Revocable Trust as its trustee, transferred 289,474 shares of Issuer's Class A Common Stock owned by such revocable trust to Moody FAMD Interests Ltd. (the “FAMD Partnership”), in exchange for all of the Class A limited partnership interest of the FAMD Partnership.

Item 4.  Purpose of Transaction.

The acquisition of Issuer securities by the FAMD Partnership was made in connection with business and estate planning for Robert L. Moody, Sr. The Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Following the acquisition of Issuer securities by the FAMD Partnership, the Reporting Persons will consider a variety of alternatives to preserve and maximize the value of the FAMD Partnership's investment in the Issuer in light of a number of considerations, including the financial performance of the Issuer, tax planning matters, and general economic and market conditions. Accordingly, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)The FAMD Partnership beneficially owns 289,474 shares of Issuer’s Class A Common Stock.

As general partner of the FAMD Partnership, Moody FAMD Management Company LLC may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the FAMD Partnership.

Frances A. Moody-Dahlberg beneficially owns 1,850 shares of Issuer’s Class A Common Stock, representing less than 1% of such class.  As manager of Moody FAMD Management Company LLC, Frances A. Moody-Dahlberg may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the FAMD Partnership.  Frances A. Moody-Dahlberg disclaims beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by FAMD Partnership pursuant to Rule 13d-4.

(b)Number of shares to which such person has:

(i)Sole power to vote or direct the vote:

Frances A. Moody-Dahlberg has the sole power to vote or direct the vote of 1,850 shares of Issuer’s Class A Common Stock.

(ii)Shared power to vote or direct the vote:

The FAMD Partnership and Moody FAMD Management Company LLC have shared power to vote or direct the vote of 289,474 shares of Issuer’s Class A Common Stock.

Frances A. Moody-Dahlberg has shared power to vote or direct the vote of 289,474 shares of Issuer’s Class A Common Stock.

(iii)Sole power to dispose or direct the disposition of:

Frances A. Moody-Dahlberg has the sole power to dispose or direct the disposition of 1,850 shares of Issuer’s Class A Common Stock.

(iv)Shared power to dispose or direct the disposition of:

The FAMD Partnership and Moody FAMD Management Company LLC have shared power to dispose or direct the disposition of 289,474 shares of Issuer’s Class A Common Stock.

Frances A. Moody-Dahlberg has shared power to dispose or direct the disposition of 289,474 shares of Issuer’s Class A Common Stock.

(c)As part of business and estate planning for Robert L. Moody, Sr., on March 30, 2020, Moody National Bank, for and on behalf of the Robert L. Moody Revocable Trust as its trustee, transferred 1,157,896 shares of Issuer’s Class A Common Stock owned by such trust to the following four entities in equal amounts of 289,474 shares each: the FAMD Partnership, Moody RRM Interests Ltd., Moody RLM Jr. Interests Ltd., and Moody RSM Interests Ltd.  Each of such transfers was made in consideration for the Class A limited partnership interest of each respective transferee limited partnership.

(d)Not applicable.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 and Item 5(a) above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Attached hereto as Exhibit A is a Joint Filing Agreement dated April 9, 2020 by and among the FAMD Partnership, Moody FAMD Management Company LLC and Frances A. Moody-Dahlberg.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2020

Moody FAMD Interests Ltd.

By: Moody FAMD Management Company LLC, its general partner

By: /s/ Frances A. Moody - Dahlberg

Frances A. Moody-Dahlberg, Manager

Moody FAMD Management Company LLC

By: /s/ Frances A. Moody - Dahlberg

Frances A. Moody-Dahlberg, Manager

/s/ Frances A. Moody - Dahlberg

Frances A. Moody-Dahlberg

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of National Western Life Group, Inc. dated as of April 9, 2020 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:April 9, 2020

Moody FAMD Interests Ltd.

By: Moody FAMD Management Company LLC, its general partner

By: /s/ Frances A. Moody - Dahlberg

Frances A. Moody-Dahlberg, Manager

Moody FAMD Management Company LLC

By: /s/ Frances A. Moody - Dahlberg

Frances A. Moody-Dahlberg, Manager

/s/ Frances A. Moody - Dahlberg

Frances A. Moody-Dahlberg